Mail Stop 3561
								February 23, 2006

Mr. Paul W. Hoelscher, Vice President and Corporate Controller
Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160

Re:	Alberto-Culver Company
Form 10-K for the fiscal year ended September 30, 2005
Filed December 9, 2005
File No. 001-05050

Dear Mr. Hoelscher:

	We have reviewed your response to our prior comments dated February 14, 2006, on the above referenced filing and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K September 30, 2005

Exhibit 13

Management`s Discussion and Analysis

Reconciliation of Non-GAAP Financial Measures, page 30
1. We have reviewed your response to our prior comment with regards to the use of non-GAAP financial measures. We note your assertion that the measures disclosed provide useful information to investors. Enhance your disclosure by addressing the requirements of Question (8) of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please address the items below in future filings and provide us with a copy of what your future disclosure would look like.

* the manner in which you use the non-GAAP measures to conduct or evaluate your business;
* the economic substance behind your decision to use such measures;
* the material limitations associated with use of the non-GAAP financial measure as compared to net income;
* the manner in which you compensate for these limitations when using the non-GAAP financial measures; and
* the substantive reasons why you believe the non-GAAP financial measures provide useful information to investors.

As an example you disclose in the Overview section of MD&A that management uses the non-GAAP measure to evaluate performance. Merely stating that management uses the non-GAAP measures to evaluate performance does not adequately discuss the specific manner in which you use the measures. Your enhanced disclosure should address both non-GAAP measures presented on a gross basis and a per share basis.


	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.


	If you have any questions regarding this comment, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Michael Moran
		Branch Chief


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Mr. Paul W. Hoelscher
Alberto-Culver Co.
February 23, 2006
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